SECU

16022339

ANNUAL AUDITED ...

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 03150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/15 (MM/DD/YY) AND ENDING 9/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWENEY CARTWRIGHT & CO

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 SOUTH HIGH STREET, SUITE 300

(No. and Street)

COLUMBUS	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS KEKLAK (614)228-5391

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP

(Name – *if individual, state last, first, middle name*)

10 W.BROAD ST., SUITE 1700	COLUMBUS	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
NOV 29 2016
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK INGWERSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWENEY CARTWRIGHT & CO, as of SEPTEMBER 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing Section
NOV 29 2016
Washington DC
409

Signature

PRESIDENT

Title

Notary Public

CRYSTAL L. MILLER
NOTARY PUBLIC • STATE OF OHIO
Recorded in Franklin County
My commission expires Oct. 13, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange
NOV 29 2016
RECEIVED

SWENEY CARTWRIGHT & CO.

FINANCIAL STATEMENTS
September 30, 2016

SWENEY CARTWRIGHT & CO.
Columbus, Ohio
FINANCIAL STATEMENTS
September 30, 2016

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Sweney Cartwright & Co.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. as of September 30, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Sweney Cartwright & Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information: (1) Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and (2) Statement Regarding Rule 15c3-3 Under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Sweney Cartwright & Co.'s financial statements. The supplemental information is the responsibility of Sweney Cartwright & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 25, 2016

SWENEY CARTWRIGHT & CO.
STATEMENT OF FINANCIAL CONDITION
September 30, 2016

Assets		
Cash and cash equivalents	$	82,934
Deposits with clearing organization		350,037
Receivable from clearing organization		99,804
Accrued interest and dividends receivable		5,991
Securities owned, at fair value:		
State and municipal obligations		1,390,713
Equity securities		598,212
Corporate fixed income securities		10,350
Mutual funds		254,174
Other assets		46,049
Total assets	$	2,838,264
Liabilities and Stockholders' Equity		
Liabilities		
Payable to clearing organization	$	887,826
Accrued liabilities		136,629
Total liabilities		1,014,455
Stockholder's Equity		
Common stock (par value: $0.50 per share):		
100,000 shares authorized; 15,019 shares issued and outstanding		7,510
Retained earnings		1,816,299
Total stockholders' equity		1,823,809
Total liabilities and stockholders' equity	$	2,838,264

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF OPERATIONS
For the year ended September 30, 2016

Revenue	
Trading commissions and fees	$ 1,445,411
Net trading gains	231,741
Interest and dividends	99,664
Other	15,331
	$ 1,792,147
Operating expenses	
Compensation and commissions	1,315,799
Custody and clearing charges	89,549
Information systems and other service charges	195,635
Rent and office operations	103,458
Communications	11,923
Interest	23,913
Local and state taxes	3,020
Professional fees	78,743
Loss on uncollectible items	31,017
Other	55,898
	1,908,955
Loss before income taxes	(116,808)
Income tax expense	-
Net loss	$ (116,808)

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2016

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2015	$ 25,023	$ 12,512	$ 3,184,191	$ 3,196,703
Common stock repurchases	(10,004)	(5,002)	(1,251,084)	(1,256,086)
Net loss	-	-	(116,808)	(116,808)
Balances, September 30, 2016	$ 15,019	$ 7,510	$ 1,816,299	$ 1,823,809

See accompanying notes to financial statements.

SWENEY CARTWRIGHT & CO.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2016

Cash flows from operating activities		
Net loss	$	(116,808)
Loss on uncollectible customer receivable		26,895
Depreciation		2,753
Changes in assets and liabilities:		
Deposits with clearing organization		403,845
Receivable from clearing organization		(14,148)
Accrued interest and dividends receivable		795
Securities owned		(562,590)
Other assets		64,656
Accrued liabilities		51,515
Net cash used in operating activities	$	(143,087)
Cash flows from financing activities		
Common stock repurchases		(1,256,086)
Payable to clearing organization		808,937
Net cash used in financing activities	$	(447,149)
Net decrease in cash and cash equivalents		(590,236)
Cash and cash equivalents at beginning of year		673,170
Cash and cash equivalents at end of year	$	82,934

See accompanying notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business: Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks.

The Company introduces trades for its customers using RBC Correspondent Services, a wholly-owned subsidiary of RBC Capital Markets, LLC ("RBC") as its fully disclosed clearing agent. The Company does not hold funds or securities for or owes funds or securities to its customers. The Company claims the exemptive provisions of SEC rule 15c3-3 based on Paragraph (k) (2) (ii) of the Rule.

The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities and Related Revenue: The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from proprietary securities transactions cleared by RBC are recorded on a trade date basis and recorded on the statement of operations as part of commissions, fees, and net trading gains.

Interest and dividends related to securities owned, are accrued by the Company when earned.

Securities owned and securities sold but not yet settled are stated at fair value. The Company determines fair value by using public market quotations, quoted prices from dealers, recent market transactions, or its best judgment, depending upon the underlying security.

Furniture and Equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2016 the Company had $82,934 held on deposit at Huntington National Bank, where up to $250,000 is insured by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. There was no federal income tax expense incurred, nor any deferred federal income balance for the fiscal year ended September 30, 2016. There was a federal income tax receivable balance of $10,000 included in Other Assets on the Statement of Financial Condition for the fiscal year ended September 30, 2016.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – DEPOSIT AND RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company has entered into a fully disclosed clearing agreement with RBC whereby customer accounts are cleared and carried by RBC. The Company maintains cash deposits with RBC of $350,037 which are included in the Statement of Financial Condition.

The Company also reported an amount payable to RBC of $877,826 for cash and non-settled transactions. The amount payable to RBC includes borrowings collateralized by Company securities held by RBC. The Company has a $99,804 receivable from RBC at September 30, 2016 that represents primarily commissions receivable for trades that occurred the previous month, net of reimbursable expenses payable to RBC.

NOTE 3 – INCOME TAXES

As of September 30, 2016, the company had net deferred tax assets of $357,560, including a net operating loss carry-forward deferred tax asset of $344,547. The gross net operating loss of $1,013,373 will begin to expire with the year ending September 30, 2033. Based upon projections of future taxable income, the Company has determined it is not more likely than not to realize the $357,560 of net deferred tax assets in future years. Therefore the company has reduced the net deferred tax asset by a full valuation allowance on September 30, 2015. The Company continues to maintain a full valuation allowance as of September 30, 2016.

At October 1, 2015 and September 30, 2016, there were no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to increase significantly in the next twelve months.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by federal taxing authorities for tax years prior to 2012.

NOTE 4 – STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value. During the year ended September 30, 2016 the Company repurchased 10,004 shares of common stock from stockholders at an average book value of $125.55.

(Continued)

NOTE 5 - PREMISES AND EQUIPMENT

The Company has an office space lease expiring on December 31, 2023. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,		
2017	$	86,911
2018		88,640
2019		90,415
2020		92,238
2021		94,072
Thereafter		201,994
	$	654,270

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $85,218 for the year ended September 30, 2016.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company made no matching contributions to the Plan for fiscal year 2016.

NOTE 7 – FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

(Continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities Owned: The fair values for securities owned are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. Securities owned and measured at fair value on a recurring basis are summarized below.

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at September 30, 2016, Using			
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Securities owned:				
State and municipal obligations	$ 153,525	$ 1,237,188	$ -	$ 1,390,713
Equity securities	176,607	421,605	-	598,212
Corporate fixed income securities	-	10,350	-	10,350
Mutual funds	254,174	-	-	254,174
	$ 584,306	$ 1,669,143	$ -	$ 2,253,449

(Continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (Continued)

Current assets, such as cash and deposits with clearing organizations, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities such as the Company's payables, and other liabilities are carried at amounts approximating fair value based on their relatively short due dates.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At September 30, 2016, the Company had net capital of $1,240,480, which was $990,480 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 10.9%.

NOTE 9 – SUBSEQUENT EVENTS

In October 2016, the Company repurchased and retired 808 shares of $0.50 par value common stock, which reduced stockholders' equity by approximately $97,178 in accordance with the repurchase of a shareholder's investment.

The Company has also been notified by the same shareholder of the repurchase of its remaining ownership of 2,140 shares in the Company with a book value of $260,000, contingent upon the Company being adequately capitalized.

(Continued)

SUPPLEMENTAL INFORMATION

SWENEY CARTWRIGHT & CO.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT
TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2016

	As Reported on FOCUS Report	Adjustments	As Adjusted
NET CAPITAL			
TOTAL STOCKHOLDER'S EQUITY	$ 1,806,290	$ 17,519[1]	$ 1,823,809
OTHER DEDUCTIONS AND/OR CHARGES:			
Nonallowable assets:			
Securities owned not readily marketable	351,262	-	351,262
Exchange membership	3,500	-	3,500
Other assets	30,907	-	30,907
Property, furniture and equipment	15,142	-	15,142
Total deductions and/or charges	400,811	-	418,330
Net capital before haircuts on security positions	$ 1,405,479	$ 17,519	$ 1,422,998
HAIRCUTS ON SECURITIES:			
Trading and investment securities:			
State and municipal obligations	$ 125,380	$ -	$ 125,380
Stocks and warrants	57,138	-	57,138
Total haircuts	182,518	-	182,518
NET CAPITAL	$ 1,222,961	$ 17,519	$ 1,240,480
AGGREGATE INDEBTEDNESS			
Payable to clearing organization	$ 2,517,201	$ (2,517,201)[2]	$ -
Accrued liabilities	$ 136,629	$ -	$ 136,629
TOTAL AGGREGATE INDEBTEDNESS	$ 2,653,830	$ (2,517,201)[2]	$ 135,629
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)			$ 250,000
EXCESS NET CAPITAL	$ 972,961	$ 17,519[1]	$ 990,480
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	217%		10.9%

Adjustments

[1] Adjustment to correct realized profit on sale of municipal bond.
[2] Adjustment to consolidate clearing related accounts due to and due from RBC which include collateralized borrowings from RBC which are not aggregate indebtedness for reporting purposes.

Other than the adjustments noted above, this schedule does not materially differ from the Computation of Net Capital reported on the September 30, 2016 FOCUS Report.

SWENEY CARTWRIGHT & CO.
STATEMENT REGARDING RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
As of September 30, 2016

As of September 30, 2016, the Company operated as a fully disclosed introducing broker and claimed the exemptive provisions pursuant to Rule 15c3-3(k)(2)(ii).

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Sweney Cartwright & Co.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Sweney Cartwright & Co. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amount reported in Form SIPC-7 for the year ended September 30, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 25, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

3150 FINRA SEP
SWENEY CARTWRIGHT & COMPANY
ATTN STEPHEN CARTWRIGHT PRES
17 S HIGH ST STE 300
COLUMBUS, OH 43215-3438

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3,206 -
   B. Less payment made with SIPC-6 filed (**exclude interest**) (1,618 -)

   Date Paid

   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 1,588 -
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,588 -
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ Funds Wired ☐
   Total (must be same as F above) $ 1,588 —
   H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sweney Cartwright & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28th day of November 20 16.

VP & Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2015
and ending 9/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,792,147
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(424,860)
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(85,040)
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	(509,900)
2d. SIPC Net Operating Revenues	$1,282,247
2e. General Assessment @ .0025	$3,206

(to page 1, line 2.A.)

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Sweney Cartwright & Co.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sweney Cartwright & Co. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Sweney Cartwright & Co. stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sweney Cartwright & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
November 25, 2016

SWENEY CARTWRIGHT & CO.

INVESTMENT SECURITES
17 SOUTH HIGH STREET, SUITE 300
COLUMBUS, OHIO 43215
TELEPHONE (614) 228-5391

Exemption Report

Sweney Cartwright & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 as of the fiscal year ended September 30, 2016, under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the fiscal year ended September 30, 2016, without exception.

Sweney Cartwright & Co.

I, Frank Ingwersen, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Frank Ingwersen, Principal

Date: 11/25/16